UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 20, 2020

QEP RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34778	87-0287750
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1050 17th Street, Suite 800, Denver Colorado	80265
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (303) 672-6900

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common stock, par value $0.01 per share	QEP	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 20, 2020 QEP Resources, Inc. (the “Company”) entered into a Non-Competition Agreement with each of Timothy J. Cutt, Christopher K. Woosley, William J. Buese, Joseph T. Redman and certain other of its executive officers (collectively, the “Executives” and such agreements, the “Non-Competition Agreements”). The Non-Competition Agreements were entered into contemporaneously with and pursuant to the Company’s previously announced Agreement and Plan of Merger (the “Merger Agreement”) with Diamondback Energy, Inc. (“Diamondback”), pursuant to which the Company will be merged with and into a wholly-owned subsidiary of Diamondback (the “Merger”).

The Non-Competition Agreements provide that, subject to certain exceptions enumerated therein, for a period of 12 months following the date on which the Executives are no longer employed by the Company, the Executives will be prohibited from (i) directly or indirectly engaging in, having any equity interest in, or managing, providing services to or operating any person, firm, corporation, partnership or business (whether as officer, employee, agent, representative, or otherwise) that engages in the Business (as defined in the Non-Competition Agreements) in the Restricted Territory (as defined in the Non-Competition Agreements) or (ii) directly or indirectly soliciting or encouraging to cease to work with the Company or any of its subsidiaries any person who is an employee of the Company or any of its subsidiaries or who was an employee of the Company or any of its subsidiaries within the six month period preceding such activity without the Company’s written consent, subject to customary exceptions.

In consideration for the Executives’ agreements set forth in the Non-Competition Agreements, the Company agreed to provide the Executives with the following benefits: (i) accelerated vesting in December 2020 of the Executive’s outstanding restricted stock awards that would otherwise vest in March 2021, (ii) accelerated payment of the Executive’s annual cash incentive bonus payment for 2020, which will be paid at the target level in December 2020, and (iii) a one-time transaction bonus (the “Transaction Bonus”), payable in December 2020. Timothy J. Cutt will receive a Transaction Bonus in the amount of $1,250,000; Christopher K. Woosley will receive a Transaction Bonus in the amount of $1,250,000; William J. Buese will receive a Transaction Bonus in the amount of $1,000,000; and Joseph T. Redman will receive a Transaction Bonus in the amount of $750,000.

On December 20, 2020, each Executive also entered into a letter agreement relating to the Transaction Bonus (the “Letter Agreements”). Pursuant to the Letter Agreements and the Non-Competition Agreements, the Executive is required to repay to the Company 100% of the Transaction Bonus if such Executive resigns for any reason prior to the consummation of the Merger, or, if the Merger is not consummated, prior to December 31, 2021.

The foregoing description of the Non-Competition Agreements is not complete and is subject to and qualified in its entirety by reference to the Non-Competition Agreements and Letter Agreements, forms of which are attached as Exhibits 10.1, and 10.2, respectively, and are incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

10.1*	Form of Non-Competition Agreement, dated as of December 20, 2020, by and between QEP Resources, Inc. and the Executives.

10.2	Form of Letter Agreement, dated as of December 20, 2020, by and between QEP Resources, Inc. and the Executives.

104	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Inline XBRL document.

*

Exhibits to the Form of Non-Competition Agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to provide a copy of such omitted exhibits to the U.S. Securities and Exchange Commission upon request.

Important Information for Investors and Stockholders; Additional information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. In connection with the proposed transaction, Diamondback intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of the Company that also constitutes a prospectus of Diamondback. Each of Diamondback and the Company also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive proxy statement of the Company will be mailed to stockholders of the Company if and when available.

INVESTORS AND SECURITY HOLDERS OF DIAMONDBACK AND THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Diamondback and the Company, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Diamondback will be available free of charge on Diamondback’s website at https://www.diamondbackenergy.com/home/default.aspx under the tab “Investors” and then under the heading “Financial Information.” Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://www.qepres.com/ under the tab “Investors” and then under the heading “Financial Information.”

Participants in the Solicitation

Diamondback, the Company and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Diamondback is available in its definitive proxy statement for its 2020 annual meeting, filed with the SEC on April 24, 2020, and information regarding the directors and executive officers of the Company is available in its definitive proxy statement for its 2020 annual meeting, filed with the SEC on April 2, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Diamondback or the Company using the sources indicated above.

Forward-Looking Statements

This filing contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1955 and other federal securities laws. Words such as “anticipates,” “believes,” “expects,” “intends,” “will,” “should,” “may,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” could,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Diamondback’s and the Company’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Diamondback and the Company, including future financial and operating results, Diamondback’s and the Company’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the merger, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected financial information (including projected cash flow and liquidity), business strategy, other plans and objectives for future operations or any future opportunities. These statements are not guarantees of future performance and no assurances can be given that the forward-looking statements contained in this filing will occur as projected. Actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected.

The risks and uncertainties that could cause actual results to differ materially from those in forward looking statements include, without limitation, the ability to obtain the approval of the merger by Company stockholders; the risk that Diamondback or the Company may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that an event, change or other circumstances could give rise to the termination of the merger agreement; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Diamondback’s common stock or the Company’s common stock; the risk of litigation related to the proposed transaction; the risk of any unexpected costs or expenses resulting from the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time from ongoing business operations due to merger-related issues; the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, particularly during extended periods of low prices for crude oil and natural gas during the COVID-19 pandemic; the ability to replace reserves; environmental risks, drilling and operating risks, including the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; exploration and development risks; competition, government regulation or other actions; the ability of management to execute its plans to meet its goals and other risks inherent in Diamondback’s and the Company’s businesses; public health crises, such as pandemics (including COVID-19) and epidemics, and any related government policies and actions; the potential disruption or interruption of Diamondback’s or the Company’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond Diamondback’s or the Company’s control; the risk that the announcement or consummation of the merger, or any other intervening event results in a requirement under certain of the Company’s indebtedness to make a change of control offer with respect to some or all of such debt; and Diamondback’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry. Other unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward looking statements.

All such factors are difficult to predict and are beyond Diamondback’s or the Company’s control, including those detailed in Diamondback’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://www.diamondbackenergy.com and on the SEC’s website at http://www.sec.gov, and those detailed in the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on the Company’s website at https://www.qepres.com/ and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither the Company nor Diamondback undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

QEP Resources, Inc.
Date: December 28, 2020

	By:	/s/ William J. Buese
	Name:	William J. Buese
	Title:	Vice President, Chief Financial Officer and Treasurer

Exhibit 10.1

NON-COMPETITION AGREEMENT

This Non-Competition Agreement (this “Agreement”), dated as of December 20, 2020 (the “Agreement Date”), is made by and between QEP Resources, Inc., a Delaware corporation (together with any successor thereto, the “Company”) and [__________] (the “Executive”) (collectively Executive and the Company are referred to herein as the “Parties”).

RECITALS

WHEREAS, contemporaneously with the execution of this Agreement, the Company has entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) among Diamondback Energy, Inc. (“Buyer”), Bohemia Merger Sub, Inc. (“Merger Sub”) and the Company, pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), subject to the terms and conditions of the Merger Agreement;

WHEREAS, as of the Agreement Date, Executive currently serves as the [TITLE] of the Company;

WHEREAS, Executive has acquired significant experience, skill, and confidential and proprietary information relating to the business and operations of the Company;

WHEREAS, Executive is expected to receive substantial payments in connection with the consummation of the Merger, including payments pursuant to the QEP Resources, Inc. Executive Severance Compensation Plan — CiC (the “CIC Plan”);

WHEREAS, the CIC Plan provides that the payment of Separation Benefits (as defined in the CIC Plan) may be conditioned upon the execution by a Participant of a Covenant Agreement (as defined in the CIC Plan) such as this Agreement and Executive’s execution of this Agreement is a material inducement to the willingness of Buyer to enter into the Merger Agreement;

WHEREAS, the Parties hereto acknowledge that the covenants of Executive contained herein are reasonable and necessary to protect the goodwill of the Company; and

WHEREAS, the Executive and the Company desire to enter into this Agreement as contemplated under the Merger Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, including the execution of the Merger Agreement by the parties thereto and the resulting benefits that may be made available to the Executive, and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Parties hereto agree as follows:

1.	Competition; Solicitation.

(a)    Except as otherwise provided in this Agreement, Executive shall not, at any time during the Restriction Period (as defined below), directly or indirectly engage in, have any equity interest in, or manage, provide services to or operate any person, firm, corporation, partnership or business (whether as officer, employee, agent, representative, or otherwise) that engages in the Business (as defined below) in the Restricted Territory (as defined below). Nothing herein shall prohibit Executive from (i) being a passive owner of not more than 5% of the outstanding equity interest in any entity, or (ii) making, holding or managing passive oil and gas investments, such as royalty interests and non-operated working interests. In addition, provided the Executive does not violate any continuing obligations he/she may have not to disclose or use any of the Company’s confidential information, nothing herein shall prohibit Executive from (A) serving on the board of directors or board of managers or similar governing body of (or from serving in another similar advisory role or capacity (and not as an employee) to or for) any person, firm, corporation, partnership or business, (B) becoming engaged by any person, firm, corporation, partnership or business in a bona fide consulting relationship on a less than full time basis and not in an executive officer or similar role, or (C) providing services in any capacity to any person, firm, corporation, partnership or business (a “Service Recipient”) if such Service Recipient’s engagement in the Business in the Restricted Territory does not account for more than 20% of the Service Recipient’s total revenues for the last fiscal year ended prior to the Executive’s commencement of services with such Service Recipient and the Executive’s role with such Service Recipient does not at any time during the Restriction Period specifically relate to the conduct of the Business in the Restricted Territory.

(b)    During the Restriction Period, Executive will not, directly or indirectly, solicit or encourage to cease to work with the Company or any of its subsidiaries any person who is an employee of the Company or any of its subsidiaries or who was an employee of the Company or any of its subsidiaries within the six month period preceding such activity without the Company’s written consent (a “Covered Employee”); provided, that such restriction shall not apply to (i) general advertisements not targeted at employees of the Company or its subsidiaries (and for the avoidance of doubt, the Executive shall not be prohibited from hiring any employee or former employee of the Company and its subsidiaries who responds to any such general advertisement or otherwise applies for an open position with the Executive or the Executive’s applicable organization, so long as, in either case, such response or application is not a result of the Executive having initiated contact with such employee for the purpose of encouraging such response or application), or (ii) any employee whose employment with the Company or its subsidiaries has terminated at the initiative of the Company or its subsidiaries; and provided further that such restriction shall not preclude the Executive from providing a bona fide written or other employment or personal reference to or for any Covered Employee in connection with such Covered Employee’s employment or potential employment with any other employer so long as the Executive does not hold any pecuniary interest in such other employer and the Executive is not then employed by (and does not then receive remuneration for personal services rendered in any other capacity from) such other employer.

(c)    In the event the terms of this Section 1 shall be determined by any court of competent jurisdiction to be unenforceable by reason of its extending for too great a period of time or over too great a geographical area or by reason of its being too extensive in any other respect, it will be interpreted to extend only over the maximum period of time for which it may be enforceable, over the maximum geographical area as to which it may be enforceable, or to the maximum extent in all other respects as to which it may be enforceable, all as determined by such court in such action.

(d)    As used in this Section 1:

(i)    The term “Business” shall mean the acquisition, exploration, exploitation, production, marketing and development of, oil and natural gas assets, and the acquisition, directly or indirectly, of leases and other real property in connection therewith;

(ii)    The term “Restriction Period” shall mean the period beginning on the Effective Date (as defined below) and ending 12 months after the date of the Executive’s termination of employment with the Company; and

(iii)    The term “Restricted Territory” means any zones or formations to the extent they are contained within the area outlined on Exhibit A for the Permian Basin and Exhibit B for the Williston Basin.

(e)    For all purposes under this Agreement, in the event there is any bona fide question in the interpretation of this agreement and/or any factual circumstance with respect to the Executive’s compliance with the covenants set forth in this Section 1, in the event the Executive informs the Company in writing in accordance with Section 8 (or through another notification process that the Company may develop, the details of which shall be provided to the Executive in accordance with the terms of Section 8) of any proposed actions the Executive intends to take during the Restriction Period and the Company does not object to such action in writing within 21 business days, setting forth a reasonable basis for its objection under the terms of this Agreement, then the Company shall be deemed to have consented to the Executive taking such proposed actions.

(f)    Notwithstanding any provision of this Agreement to the contrary, the provisions of this Section 1 and, for the avoidance of doubt, Section 4 below shall not apply unless the Executive receives the Separation Benefits described in Article V of the CIC Plan.

2.	Consideration.

The parties acknowledge that the covenants of the Executive under Section 1 of this Agreement are being made pursuant to the Merger Agreement and for and in consideration of the payments and benefits received or to be received in connection with the Merger and the potential termination of the Executive’s employment in connection therewith, including the cash and other severance payments and benefits that may be received by Executive under the CIC Plan. In addition, for and in consideration of Executive’s agreements set forth herein, the Company agrees to provide executive with the following additional benefits: (i) accelerated vesting in December 2020 of Executive’s outstanding restricted stock awards that would otherwise vest in March 2021, (ii) accelerated payment of Executive’s annual cash incentive bonus payment for 2020, which shall be paid at the target level in December 2020, and (iii) a

one-time special cash bonus of $[            ] (the “Special Bonus”), payable in December 2020, provided that Executive shall be required to repay to the Company 100% of the Special Bonus if Executive resigns Executive’s employment for any reason prior to the consummation of the Merger (unless the Merger Agreement is terminated prior to the consummation of the Merger in accordance with the termination provisions thereof). The Special Bonus shall not be treated as compensation or taken into account for purposes of determining the amount or level of benefits under any other employee benefit or compensation plan or program of the Company or its subsidiaries.

3.	Effectiveness.

This Agreement shall become effective only upon the closing date of the Merger (the “Effective Date”). In addition, Executive’s covenants as set forth in Section 1 above shall only be effective if Executive receives Separation Benefits pursuant to Article V of the CIC Plan. In the event the Merger Agreement is terminated or the Merger is not completed for any reason, the restrictions set forth in Section 1 shall not apply to the Executive and this Agreement shall be null and void and of no force or effect. In addition, the restrictions set forth in Section 1 shall not apply to the Executive under any circumstances unless the Executive becomes entitled to (and does) receive all of the Severance Benefits under Article V of the CIC Plan.

4.	Injunctive Relief.

It is recognized and acknowledged by Executive that a breach of the covenants contained herein will cause irreparable damage to the Company and its goodwill, the exact amount of which will be difficult or impossible to ascertain, and that the remedies at law for any such breach will be inadequate. Accordingly, Executive agrees that in the event of a breach of any of the covenants contained herein, in addition to any other remedy which may be available at law or in equity, the Company will be entitled to seek specific performance and injunctive relief.

5.	Assignment and Successors.

The Company may assign its rights and obligations under this Agreement to any of its affiliates or to any successor to all or substantially all of the business or the assets of the Company (by merger or otherwise), and may assign or encumber this Agreement and its rights hereunder as security for indebtedness of the Company and its affiliates. This Agreement shall be binding upon and inure to the benefit of the Company, Executive and their respective successors, assigns, personnel and legal representatives, executors, administrators, heirs, distributees, devisees, and legatees, as applicable. None of Executive’s rights or obligations may be assigned or transferred by Executive.

6.	Governing Law.

This Agreement shall be governed, construed, interpreted and enforced in accordance with its express terms, and otherwise in accordance with the substantive laws of the State of Colorado without reference to the principles of conflicts of law of the State of Colorado or any other jurisdiction, and where applicable, the laws of the United States.

7.	Validity.

The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

8.	Notices.

Any notice, request, claim, demand, document and other communication hereunder to any Party shall be effective upon receipt (or refusal of receipt) and shall be in writing and delivered personally or sent by facsimile (with respect to notices delivered to the Company) or email (with respect to notices delivered to the Executive) or certified or registered mail, postage prepaid, as follows, unless a Party has otherwise provided the other Party with an alternative notice address:

(a)     if to the Company through the Effective Date:

QEP Resources Inc.

1050 17th Street, Suite 800

Denver, Colorado 80265

Attention: Christopher K. Woosley

E-mail: Chris.Woosley@qepres.com

(b)    if to Buyer after the Effective Date:

Diamondback Energy, Inc.

500 West Texas, Suite 1200

Midland, Texas 79701

Attention: Kaes Van’t Hof, Chief Financial Officer

Facsimile: KVantHof@DiamondbackEnergy.com

(c)     if to the Executive:

pursuant to the most recent address and other contact information contained in the Company’s human resources records.

9.	Counterparts.

This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement. Signatures delivered by electronic form shall be deemed effective for all purposes.

10.	Entire Agreement.

The terms of this Agreement are intended by the Parties to be the final expression of their agreement with respect to the subject matter hereof and supersede all prior understandings and agreements, whether written or oral. The Parties further intend that this Agreement shall constitute the complete and exclusive statement of their terms and that no extrinsic evidence whatsoever may be introduced in any judicial, administrative, or other legal proceeding to vary the terms of this Agreement.

11.	Amendments; Waivers.

This Agreement may not be modified, amended, or terminated except by an instrument in writing, signed by Executive and a duly authorized officer of Company. By an instrument in writing similarly executed, Executive or a duly authorized officer of the Company may waive compliance by the other Party with any specifically identified provision of this Agreement that such other Party was or is obligated to comply with or perform; provided, however, that such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure. No failure to exercise and no delay in exercising any right, remedy, or power hereunder preclude any other or further exercise of any other right, remedy, or power provided herein or by law or in equity.

12.	No Inconsistent Actions.

The Parties hereto shall not voluntarily undertake or fail to undertake any action or course of action inconsistent with the provisions or essential intent of this Agreement. Furthermore, it is the intent of the Parties hereto to act in a fair and reasonable manner with respect to the interpretation and application of the provisions of this Agreement.

13.	Construction.

This Agreement shall be deemed drafted equally by both the Parties. Its language shall be construed as a whole and according to its fair meaning. Any presumption or principle that the language is to be construed against any Party shall not apply. The headings in this Agreement are only for convenience and are not intended to affect construction or interpretation. Any references to paragraphs, subparagraphs, sections or subsections are to those parts of this Agreement, unless the context clearly indicates to the contrary. Also, unless the context clearly indicates to the contrary, (a) the plural includes the singular and the singular includes the plural; (b) “and” and “or” are each used both conjunctively and disjunctively; (c) “any,” “all,” “each,” or “every” means “any and all,” and “each and every”; (d) “includes” and “including” are each “without limitation”; (e) “herein,” “hereof,” “hereunder” and other similar compounds of the word “here” refer to the entire Agreement and not to any particular paragraph, subparagraph, section or subsection; and (f) all pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the entities or persons referred to may require.

14.	Enforcement.

If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a portion of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date and year first above written.

COMPANY

By:
Name:
Title:

EXECUTIVE
By:

[Signature Page to Non-Competition Agreement]

EXHIBIT A

Restricted Territory

(Exhibit omitted pursuant to Item 601(a)(5) of Regulation S-K.)

EXHIBIT B

Restricted Territory

(Exhibit omitted pursuant to Item 601(a)(5) of Regulation S-K.)

Exhibit 10.2

December 20, 2020

Re: Special Bonus

Dear Employee:

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”) among Diamondback Energy, Inc., Bohemia Merger Sub, Inc. (“Merger Sub”) and QEP Resources, Inc. (the “Company”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”) and that certain Non-Competition Agreement dated as of the date hereof between you and the Company (the “Non-Compete Agreement”). This letter sets forth the terms and conditions of certain compensation you may receive in connection with the Merger and your obligations with respect thereto in the event that the Merger Agreement is terminated for any reason or if you resign prior to the closing of the Merger.

Pursuant to the Non-Compete Agreement, (i) the Company agreed to pay you a one-time special bonus in December 2020 in the amount set forth therein (the “Special Bonus”), and (ii) you agreed that you shall be required to repay to the Company 100% of the Special Bonus if you resign your employment for any reason prior to the consummation of the Merger (unless the Merger Agreement is terminated prior to the consummation of the Merger in accordance with the termination provisions thereof).

This letter confirms our further agreement that if the Merger Agreement is terminated for any reason prior to the consummation of the Merger and you resign your employment for any reason prior to December 31, 2021, you shall be required to repay to the Company 100% of the Special Bonus. In consideration of the foregoing, as the Special Bonus is less than the target award level of the anticipated 2021 long-term incentive award that would have been granted to you if the Merger Agreement had not been entered into, if the Merger Agreement is terminated for any reason prior to the consummation of the Merger, the Compensation Committee of the Company’s Board of Directors will consider and approve appropriate level grants as soon as is practical thereof, made in the standard form of the annual officer long-term incentive grants.

Thank you for your hard work and contributions to the Company.

QEP RESOURCES, INC.

By:
Name:
Its:

Agreed and Acknowledged:

Print Name: